UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant

To Rules 13d-1(b), (c), and (d) and Amendments Thereto Filed

Pursuant To Rule 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

lululemon athletica inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

550021109

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 550021109

1.	Names of Reporting Persons. Dennis J. Wilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 19,840,956
	6.	Shared Voting Power 268,984
	7.	Sole Dispositive Power 19,840,956
	8.	Shared Dispositive Power 268,984
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,109,940
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 14.2%(1)
12.	Type of Reporting Person (See Instructions): IN

(1)	Based on 132,159,928 shares of common stock of the issuer disclosed by the issuer as outstanding as of December 8, 2014, and 9,832,541 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the issuer’s common stock, disclosed by the issuer as outstanding as of December 8, 2014.

(Page 2 of 7 Pages)

CUSIP No. 550021109

1.	Names of Reporting Persons. LIPO Investments (USA), Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Columbia, Canada
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 10,328,858
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,328,858
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,328,858
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 7.3%(1)
12.	Type of Reporting Person (See Instructions): CO

(1)	Based on 132,159,928 shares of common stock of the issuer disclosed by the issuer as outstanding as of December 8, 2014, and 9,832,541 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the issuer’s common stock, disclosed by the issuer as outstanding as of December 8, 2014.

(Page 3 of 7 Pages)

Item 1.

(a)	Name of Issuer:

lululemon athletica inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

1818 Cornwall Avenue

Vancouver, British Columbia, Canada V6J 1C7

Item 2.

(a)	Name of Person Filing:

Dennis J. Wilson

LIPO Investments (USA), Inc.

(b)	Address of Principal Business Office or, if None, Residence:

21 Water Street, Suite 600

Vancouver, B.C.

V6B 1A1

(c)	Citizenship:

Dennis J. Wilson – Canada

LIPO Investments (USA), Inc. is a corporation organized under the laws of the Province of British Columbia.

(d)	Title of Class of Securities:

Common Stock, par value $0.005 per share (“Common Stock”)

(e)	CUSIP Number:

550021109

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(Page 4 of 7 Pages)

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

	☒	Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Dennis J. Wilson beneficially owns an aggregate of 20,109,940 shares of Common Stock. Such amount includes 9,415,677 shares of Common Stock issuable upon the exchange of exchangeable shares of Lulu Canadian Holding, Inc. held by Mr. Wilson, 268,984 shares of Common Stock issuable upon the exchange of exchangeable shares of Lulu Canadian Holding, Inc. held by Mr. Wilson’s wife, 10,328,858 shares of Common Stock held by LIPO Investments (USA), Inc., an entity which Mr. Wilson controls, 91,760 shares of Common Stock issuable upon the exchange of exchangeable shares of Lulu Canadian Holding, Inc. held by Five Boys Investments ULC, an entity which Mr. Wilson controls, and 4,661 shares of Common Stock issued or issuable within 90 days of December 31, 2014 pursuant to options, restricted stock and/or restricted stock unit awards held by Mr. Wilson. Lulu Canadian Holding, Inc. is the Company’s indirect wholly owned subsidiary. Exchangeable shares of Lulu Canadian Holding, Inc. may be exchanged on a one-for-one basis for shares of the Company’s Common Stock.

In connection with entering into a Purchase Agreement, dated as of August 7, 2014, by and among Mr. Wilson and certain funds affiliated with Advent International (“Advent”), pursuant to which an aggregate of 20,105,279 shares of Common Stock were sold to Advent, Mr. Wilson, Advent and the issuer entered into a Support Agreement, dated as of August 7, 2014 (the “Support Agreement”).

On account of certain voting agreements in the Support Agreement, the Reporting Persons may be deemed (i) to constitute a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), with Advent and (ii) to beneficially own shares of Common Stock that may be beneficially owned by Advent. It is the understanding of the Reporting Persons that Advent makes filings on Schedule 13D with respect to the Common Stock. To the Reporting Persons’ knowledge, Advent owns 20,105,279 shares of Common Stock, and accordingly, the Reporting Persons and Advent will, in the aggregate own 40,215,219 shares of Common Stock, representing approximately 28.3% of the Common Stock outstanding (based on the number of shares of Common Stock disclosed by the issuer as outstanding as of December 8, 2014 and including the number of shares of Common Stock issuable upon exchange of the 9,832,541 exchangeable shares of Lulu Canadian Holding, Inc. disclosed by the issuer as outstanding as of December 8, 2014). Except for the foregoing sentence, all beneficial ownership and percentage figures in this Schedule 13G do not include any shares owned by Advent. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owners of shares of Common Stock owned by Advent for purposes of Section 13(d) of the Exchange Act, or for any other purpose. Mr. Wilson has no economic interest in any shares of Common Stock beneficially owned by Advent.

(Page 5 of 7 Pages)

(b)	Percentage of Class:

•	Dennis J. Wilson: 14.2%

•	LIPO Investments (USA), Inc.: 7.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

•	Dennis J. Wilson: 19,840,956

•	LIPO Investments (USA), Inc.: 10,328,858

(ii)	Shared power to vote or to direct the vote:

•	Dennis J. Wilson: 268,984

•	LIPO Investments (USA), Inc.: 0

(iii)	Sole power to dispose or to direct the disposition of:

•	Dennis J. Wilson: 19,840,956

•	LIPO Investments (USA), Inc.: 10,328,858

(iv)	Shared power to dispose or to direct the disposition of:

•	Dennis J. Wilson: 268,984

•	LIPO Investments (USA), Inc.: 0

Item 5.	Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

(Page 6 of 7 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

/s/ Dennis J. Wilson
Dennis J. Wilson

LIPO Investments (USA), Inc.

By:	/s/ Dennis J. Wilson
Dennis J. Wilson
Authorized Officer

(Page 7 of 7 Pages)